

October 14, 2011

Mr. Richard Herrera
Chief Executive Officer
Full Throttle Indoor Kart Racing, Inc.
4950 S. Yosemite Street, F2 #339
Greenwood Village, Colorado 80111

> **Re: Full Throttle Indoor Kart Racing, Inc.**
> **Item 4.02 8-K**
> **Filed August 24, 2011**
> **File No. 333-167799**

Dear Mr. Herrera:

We note that your financial statements for the year ended May 31, 2010 were audited by Cordovano and Honeck, LLP. Effective October 13, 2011, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Cordovano and Honeck, LLP. You can find a copy of the order at http://pcaobus.org/News/Releases/Pages/10132011_Announce_Sanctions.aspx.

As Cordovano and Honeck, LLP is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Cordovano and Honeck, LLP audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

1. Please amend your Item 4.01 Form 8-K to state whether during the last fiscal years and interim period through the date of dismissal, there were any reportable events, as required by Regulation S-K, Item 304(a)(1)(v).

2. Please amend your Form 8-K to properly file it under Item 4.01.

3. Please amend your Form 8-K to indicate whether the decision to change auditors was recommended or approved by your board of directors.

4. Please amend your Form 8-K to cover the interim period from the date of the last audited financial statements (i.e. May 31, 2010 through August 22, 2011, not from the date of your most recently completed fiscal quarter to the date of dismissal). See Item 304(a)(1)(iv) of Regulation S-K.

5. In amending your 8-K, please also indicate that the PCAOB has revoked the registration of your prior auditor, Cordovano and Honeck, LLP. We believe the revocation of the

accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election, or was dismissed – in light of the circumstances under which they are made not misleading. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

If you are unable to obtain an Exhibit 16 letter from Cordovano and Honeck, LLP at the time you file your Form 8-K – or an amended Exhibit 16 letter for an amended Form 8-K – please disclose this fact in the Form 8-K.

Once you explain Cordovano and Honeck, LLP's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Your Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than October 28, 2011. If you have any questions, please contact me at 202-551-3624.

Sincerely,

/s/ Heather C. Clark

Heather C. Clark
Staff Accountant